UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of January 2019

Commission File Number:  1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization Corporate Taxpayers’ Registry (CNPJ/MF) No.76.535.764/0001-43 Board of Trade (NIRE) No. 33.3.0029520-8 Publicly-Held Company

NOTICE TO SHAREHOLDERS AND TO ADS HOLDERS

Oi S.A. - In Judicial Reorganization (the “Company” or “Oi”), in furtherance of the Notices to Shareholders published on November 13, 2018, December 10, 2018, January 3, 2019, January 4, 2019, and January 11, 2019, hereby announces to its shareholders and the market that, at a meeting held on this date, the Company’s Board of Directors verified the payment and conformed the issuance of 91,080,933 excess new common shares not subscribed during the period to exercise preemptive rights related to the capital increase approved by the Board of Directors on October 26, 2018 (respectively, the “Excess New Common Shares” and the “Capital Increase – New Resources”), including 49,156,560 Excess New Common Shares subscribed to by the custodian of the Company’s American Depositary Receipt programs (the “ADS Custodian”), pursuant to instructions received from holders of rights issued to holders of American Depositary Shares representing the Company’s common shares and preferred shares.

The Excess New Common Shares were subscribed at the issuance price of R$1.24 per share, which resulted in aggregate proceeds to the Company of R$113 million. Accordingly, as a result of the exercise of preemptive rights and the subscription of the Excess New Common Shares, the total number of new common shares subscribed by Oi’s shareholders was 1,621,538,289 and the aggregate proceeds to the Company was R$2,011 million.

The subscription receipts for the Excess New Common Shares (“Excess Subscription Receipts”), which were made available to the subscribers on January 18, 2019, were replaced by new common shares after the closing of the trading session today, and will be available in the accounts of the shareholders with their custodians after the end of the financial settlement.

Oi expects that on January 28, 2019, American Depositary Shares representing the Excess New Common Shares subscribed by the ADS Custodian will be delivered to the holders of ADS Rights who exercised their respective rights.

The exchange rate applied to determine the U.S. dollar equivalent of the New Common ADS Subscription Price for Excess New Common ADSs was R$3.7000 per U.S. dollar. As a result, the New Common ADS Subscription Price per Excess New Common ADSs was US$1.675676 and the ADS Rights Agent returned US$0.354324 of the New Common ADS Deposit Amount with respect to each Excess New Common ADS to holders of Common ADS Rights on January 17, 2019.

Oi expects that the 1,604,268,162 new common shares that were not subscribed during the period for the exercise of preemptive rights and subscription of Excess New Common Shares will be purchased by the investors and fund managers party to the Subscription and Commitment Agreement, dated December 19, 2017 between the Company and those investors and fund managers (as amended, the “Commitment Agreement”), subject to the terms and conditions of the Commitment Agreement and the Judicial Reorganization Plan approved by the General Creditors’ Meeting and ratified by the Judicial Reorganization Court.

The Company will keep its shareholders and the market informed on any material development of the subject matter of this Notice to Shareholders and to ADS Holders.

Rio de Janeiro, January 21, 2019.

Oi S.A. – In Judicial Reorganization

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer and Investor Relations Officer

Special Note regarding Forward-looking Statements:

This Notice to Shareholders and to ADS Holders contains forward-looking statements. Statements that are not historical facts, including statements regarding the beliefs and expectations of the Company, business strategies, future synergies and cost savings, future costs and future liquidity, are forward-looking statements. The words “will,” “will be,” “should,” “could,” “may,” “should be,” “could be,” “may be,” “estimates,” “has as an objective,” “targets,” “target,” “goal,” “anticipates,” “believes,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “foretells,” “projects,” “points to” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, tendencies or results will actually occur. Such statements reflect the current views of management of the Company, and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, operational factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to the Company or its affiliates, or persons acting on their behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. Forward-looking statements speak only as of the date they are made. Except as required under the Brazilian or the U.S. federal securities laws or the rules and regulations of the Brazilian Securities Commission (Comissão de Valores Mobiliários) (“CVM”), SEC or of regulatory authorities in other applicable jurisdictions, the Company and its affiliates do not have any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. You are advised, however, to consult any further disclosures the Company makes on related subjects in reports and communications the Company files with the CVM and the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 21, 2019

OI S.A. – In Judicial Reorganization

By:  /s/ Carlos Augusto Machado Pereira de Almeida Brandão

Name: Carlos Augusto Machado Pereira de Almeida Brandão

Title: Chief Financial Officer and Investor Relations Officer